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NOV 27 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Loy, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Regent Court, Suite 202
(No. and Street)

State College (City) PA (State) 16804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Anderson 814-238-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

230 Wyoming Ave, 2nd Floor (Address) Kingston (City) PA (State) 18704 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAS

OATH OR AFFIRMATION

I, Brian Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Loy, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
BRITTANY N COX - Notary Public
Centre County
My Commission Expires Sep 28, 2022
Commission Number 1283642

Brian Anderson
Signature

CFO
Title

Brittany N Cox
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2019

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2019, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nestlerode & Loy, Inc.'s management. Our responsibility is to express an opinion on Nestlerode & Loy, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nestlerode & Loy, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information presented in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Nestlerode & Loy, Inc.'s financial statements. The supplemental information is the responsibility of Nestlerode & Loy, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information presented in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Nestlerode & Loy, Inc.'s auditors since 2009.

J.H. Williams & Co., LLP

November 22, 2019

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Nestlerode & Loy, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nestlerode & Loy, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and 2) Nestlerode & Loy, Inc. stated that Nestlerode & Loy, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Nestlerode & Loy, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nestlerode & Loy, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. H. Williams & Co., LLP

November 22, 2019

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2019

ASSETS

Cash	$ 314,421
Receivables:	
Accounts receivable - brokers and dealers	15,088
Accounts receivable - 12b-1	4,493
Total receivables	19,581
Prepaid taxes and expenses	24,681
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $104,406	47,764
	$ 406,447

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable - trade		$ 6,117
Accrued salaries and wages		6,226
Accrued and withheld payroll taxes		10,711
Pension Payable		8,217
Accrued corporate income taxes		4,559
Deferred income taxes		4,110
	TOTAL LIABILITIES	39,940
STOCKHOLDERS' EQUITY		
Preferred stock		20,000
Common stock		24,200
Retained earnings		322,307
	TOTAL STOCKHOLDERS' EQUITY	366,507
		$ 406,447

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income and Comprehensive Income
For the year ended September 30, 2019

REVENUES		
Commissions		$ 262,184
Service fees and other income		1,021,026
	TOTAL REVENUES	1,283,210
EXPENSES		
Compensation		822,236
Employee benefits		87,179
Occupancy		63,356
Selling and administrative		328,588
	TOTAL EXPENSES	1,301,359
	LOSS FROM OPERATIONS	(18,149)
OTHER INCOME (EXPENSE)		
Interest and dividend income		4,024
Gain on sale of assets		1,281
	LOSS BEFORE INCOME TAXES	(12,844)
PROVISION FOR INCOME TAXES		
Federal income tax		1,708
State income tax		971
	TOTAL PROVISION FOR INCOME TAXES	2,679
	NET LOSS	$ (15,523)
OTHER COMPREHENSIVE INCOME, NET OF TAX		
Unrealized gains on securities available-for-sale:		
Unrealized holding gains realized		(1,156)
	TOTAL COMPREHENSIVE LOSS	$ (16,679)

The accompanying notes are an integral part of these financial statements.

Nestlerode and Loy, Inc.
Statement of Changes in Stockholders' Equity
For the year ended September 30, 2019

	Common Stock	Preferred Stock	Retained Earnings	Accumulated other Comprehensive Income (Loss)	Total
BALANCES - BEGINNING	$ 24,200	$ 20,000	$ 337,830	$ 1,156	$ 383,186
Net income (loss)	-	-	(15,523)	(1,156)	(16,679)
BALANCES - ENDING	$ 24,200	$ 20,000	$ 322,307	$ -	$ 366,507

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Cash Flows
For the year ended September 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(15,523)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		16,784
Gain on sale of investments		(1,281)
Deferred income taxes		(1,923)
(Increase) decrease in:		
Accounts receivable - brokers and dealers		1,148
Accounts receivable - 12b-1		77
Prepaid taxes and expenses		(1,017)
Increase (decrease) in:		
Accounts payable - trade		(9,142)
Accrued salaries and wages		2,068
Accrued and withheld payroll taxes		1,622
Pension payable		(11,283)
Accrued corporate taxes		4,545
NET CASH (USED) BY OPERATING ACTIVITIES		(13,925)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture, equipment and leasehold improvements		-
Purchases of securities owned		(1,790)
Sales of securities owned		44,683
NET CASH (USED) IN INVESTING ACTIVITIES		42,893
CASH FLOWS FROM FINANCING ACTIVITIES		0
NET INCREASE IN CASH		28,968
CASH - BEGINNING		285,453
CASH - ENDING	$	314,421
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income taxes paid	$	14

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2019.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Maintenance and repairs are expensed as incurred and the costs of additions and improvements are capitalized. Depreciation and amortization expenses totaled $16,784 for the year ended September 30, 2019.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to the Company's equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

Commissions and Distribution Fees

The Company buys and sells securities on behalf of its customers. When a customer enter into such a transaction, the Company charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

Trailing Commissions and Fees

The Company incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products. The trailing commissions and fees revenue are variable in nature and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date. The Company has determined that the trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product provider.

Investment Advisory Revenue

The Company charges or receives a management fee in connection with management and investment advisory services performed for customers in managed accounts. The management fee is a percentage of the customer's investment holdings as of a given date (usually end of quarter or end of month), and the performance obligation related to the transfer of services is satisfied over a period of time (usually quarterly or monthly). The revenue from the advisory services are recorded when the performance obligation for the period of time covered by the management fee is earned. The unearned portions recorded as deferred revenue, net of associated fees and expenses.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable income or which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to depreciation on property and equipment and charitable contributions expense.

As of September 30, 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2015.

Securities Owned

The Company classifies its marketable debt and equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are included in other comprehensive income.

Concentrations of Credit Risks

The Company's cash balances in financial institutions, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Correspondent Services, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3(k)(2)(ii).

NOTE 5 – Securities Owned

The Company held $0 at September 30, 2019 in mutual funds.

The following schedule summarizes the investment return for the year ended

	Total
Interest income	$ 1,153
Dividend income	2,871
	$ 4,024

NOTE 6 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 7 – Stockholders' Equity

Details of stockholders' equity at September 30, 2019 are as follows:

	Preferred Stock	Common Stock
Value	$ 20,000	$ 24,200
Par Value	None	None
Shares authorized	5,000,000	5,000,000
Shares issued and outstanding	2,420,000	2,420,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc. There was no activity involving the shares authorized, issued or outstanding during the year ended September 30, 2019.

NOTE 8 – Pension Plan

Effective January 1, 2012, the Company replaced their SIMPLE pension plan with a 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year and have been employed for 1 year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $30,794 under both plans for the year ended September 30, 2019.

NOTE 9 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $23,019 for the year ended September 30, 2019.

NOTE 10 – Subsequent Events

Management has evaluated subsequent events through November 20, 2019, which is the date that the Company's financial statements were available to be issued. No material subsequent events have occurred since September 30, 2019 that required recognition or disclosure in the accompanying financial statements.

NOTE 11 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2019 consisted of the following:

	Federal	Deferred	Total
Federal	$ 3,011	$ (1,303)	$ 1,708
State	1,591	(620)	971
Totals	$ 4,602	$ (1,923)	$ 2,679

Deferred tax liabilities consisted of the following components:

	Federal	State	Total
Property and equipment	$ 2,785	$ 1,325	$ 4,110

NOTE 12 – Related Party Transactions

The Company leases office space under a month-to-month lease from Harbar Enterprises, a related party that is owned by a majority stockholder of the Company. The total lease payments to Harbar Enterprises for the year ended September 30, 2019 were $40,800.

NOTE 13 – Lease Commitment

Total lease expense for the year ended September 30, 2019 was $40,800.
As discussed in Note 12, the Company paid related parties for the rental of office facilities.

A schedule showing minimum lease commitments for each of the next five years follows:

Year Ending September 30:	Annual Amount
2020	$ 40,800
2021	40,800
2022	40,800
2023	40,800
2024	40,800
	$ 204,000

SUPPLEMENTAL INFORMATION

Nestlerode & Loy, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934
September 30, 2019

NET CAPITAL

Total stockholders' equity	$	366,507
Deduct stockholders' equity not allowable for net capital computation		-
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		366,507
Deductions		
Petty cash		502
Receivables due for fees earned from third-party participations		1,563
Mutual fund concessions receivable (net of related accounts payable)		358
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		4,493
Haircut on securities owned		-
Prepaid taxes and expenses		24,681
Fixed assets (net of accumulated depreciation and amortization)		47,764
Other deductions		-
TOTAL DEDUCTIONS		79,361
ADJUSTED NET CAPITAL	$	287,146

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	5,759
Accounts payable - Mutual Fund Concessions		358
Accrued salaries and wages		6,226
Accrued and withheld payroll taxes		10,711
Pension payable		8,217
Corporate taxes payable		4,559
Deferred income taxes		4,110
TOTAL AGGREGATE INDEBTEDNESS	$	39,940

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	2,663
Minimum dollar net capital required	$	50,000
Adjusted Net Capital	$	287,146
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	237,146
Ratio: Aggregate indebtedness to adjusted net capital		.14 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17A-5 as of September 30, 2019.

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2019.

Nestlerode & Loy, Inc.
Schedule II - Selling and Administrative Expenses
For the year ended September 30, 2019

Trading expense	$	41,680
Payroll taxes		39,268
Contracted services		11,010
Director Fees		6,000
Insurance		16,253
Licenses and fees		11,271
Research		14,185
Dues and subscriptions		18,288
Office expense		26,530
Training and seminars		3,715
Professional fees		22,633
Advertising		23,019
Computer support		12,576
Telephone and communication expenses		29,056
Meals and entertainment		17,444
Travel & admin		1,127
Taxes		6,604
Depreciation and amortization		16,784
Client gifts		11,145
TOTAL SELLING AND ADMINISTRATIVE	$	328,588

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Nestlerode & Loy, Inc. and the Securities Investor Protection Commission (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Nestlerode & Loy, Inc. for the year ended September 30, 2019, solely to assist you and SIPC in evaluating Nestlerode & Loy, Inc.'s compliance with the applicable instructions of Form SIPC-7. Nestlerode & Loy, Inc.'s management is responsible for Nestlerode & Loy, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended September 30, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

November 22, 2019

SIPC-7 (36-REV 12 18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12 18)

For the fiscal year ended 9/30/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12629 FINRA SEP
NESTLERODE & LOY INC
110 REGENT CT STE 202
STATE COLLEGE PA 16801-7966

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Anderson 814-238-6249

2. A. General Assessment (item 2e from page 2) $ 1,932

B. Less payment made with SIPC-6 filed (exclude interest) (4)

_______________ Date Paid

C. Less prior overpayment applied (927)

D. Assessment balance due or (overpayment) 1,001

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,001

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1,001

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nestlerode & Loy, Inc.
(Name of Corporation, Partnership or other organization)

Brian Anderson
(Authorized Signature)

CFO
(Title)

Dated the 10 day of October, 2019

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2018
and ending 9/30/2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) $ 1,288,233

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of line (i) or (ii) Ø

Total deductions Ø

2d. SIPC Net Operating Revenues $ 1,288,233

2e. General Assessment @ .0015 $ 1,932

(to page 1, line 2.A.)

P.O. Box 343 | State College, PA 16804

Nestlerode Loy inc
investment advisors

Exemption Report

Throughout the fiscal year ending 09/30/2019, Nestlerode & Loy, Inc. claimed an exemption from Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer.

To the best of our knowledge and belief, Nestlerode & Loy, Inc. met the identified exemption provisions in paragraph (k)(2)(ii) throughout the most recent fiscal year ending 09/30/2019.

Respectfully Submitted,

Brian Anderson

Brian Anderson, CFO
Nestlerode & Loy, Inc.

YW ✓
12/27